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                              July 29, 2020

       Jeff Clarke
       Co-Chief Executive Officer
       E.Merge Technology Acquisition Corp.
       533 Airport Blvd., Suite 400
       Burlingame, CA 94010

                                                        Re: E.Merge Technology
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 24, 2020
                                                            File No. 333-239836

       Dear Mr. Clarke:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Form S-1 filed July 24, 2020

       Exclusive Forum for Certain Lawsuits, page 129

   1. We note your response to comment 4 in our letter dated July 8, 2020 and your disclosure that the exclusive
forum provision grants exclusive forum of certain lawsuits to the Court of Chancery in the
State of Delaware but that the provision will not apply to claims brought under either
the Exchange Act or the Securities Act. We note, however, that the exclusive forum
provision in your amended certificate of incorporation filed as exhibit
                                                        3.2 does grant
exclusive forum for claims brought under the Securities Act to the federal district courts. Please
revise your disclosure throughout to clarify that you have an exclusive federal forum
for Securities Act claims, that there is uncertainty as to whether a court would enforce
such provision and that investors cannot waive compliance with the federal securities laws
and the rules and regulations thereunder. In that regard, we note
 Jeff Clarke
E.Merge Technology Acquisition Corp.
July 29, 2020
Page 2
      that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities
      Act or the rules and regulations thereunder.
        You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.



                                                             Sincerely,
FirstName LastNameJeff Clarke
                                                             Division of
Corporation Finance
Comapany NameE.Merge Technology Acquisition Corp.
                                                             Office of Real
Estate & Construction
July 29, 2020 Page 2
cc:       Stuart Neuhauser
FirstName LastName